UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------
                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*
                   ----------------------------------------------

                          Allied Waste Industries, Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                    019589308
                                 (CUSIP Number)

                                    Ivy Dodes
                           Credit Suisse First Boston
                                11 Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                        -------------------------------

                                  July 31, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No. 019589308                                            Page 2 of 7 Pages
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     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

             Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit
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     2       Check the appropriate Box if a member of a Group
                  (a) |_|
                  (b) |X|
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     3       SEC Use Only
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     4       Source Of Funds*

             Not applicable
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     5       Check Box if Disclosure of Legal Proceedings is Required Pursuant
             to Items 2(e) or 2(f)        |_|
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     6       Citizenship or Place of Incorporation

             Switzerland
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                           7      Sole Voting Power

                                  See Item 5.
       NUMBER OF           -----------------------------------------------------
         SHARES            8      Shared Voting Power
      BENEFICIALLY
        OWNED BY                  See Item 5.
          EACH             -----------------------------------------------------
       REPORTING           9      Sole Dispositive Power
         PERSON
          WITH                    See Item 5.
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5.
--------------------------------------------------------------------------------
    11       Aggregate Amount Beneficially Owned by Each Reporting Person

             See Item 5.
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    12       Check Box if the Aggregate Amount in Row (11) Excludes Certain
             Shares
             |_|
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    13       Percent of Class Represented by Amount in Row (11)

             See Item 5.
--------------------------------------------------------------------------------
    14       Type of Reporting Person

             BK, HC
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CUSIP No. 019589308                                            Page 3 of 7 Pages

             This Amendment No. 3 amends and supplements the Report on Schedule 13D, originally filed on August 10, 1999 and subsequently amended on January 29, 2001 and March 19, 2003(the "Schedule 13D"), with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Allied Waste Industries, Inc. (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

     Item 5. Interest in Securities of the Issuer.

             The response set forth in (a) and (b) of Item 5 of the Schedule 13D is hereby amended as follows:

             (i) by deleting the third through fifth paragraphs and replacing them with the following:

             "As of the date of this Amendment No. 3, Partners II, Partners II-A, Millennium, Millennium-A, EAB, Offshore II, Diversified, Diversified-A, ESC, ESC II and Funding II directly hold among themselves (pursuant to a Second Amended and Restated Shareholders Agreement dated July 30, 1999, filed as an exhibit to the Schedule 13D) 106,650 shares of Preferred Stock convertible into approximately 5,925,000 shares of Common Stock, without giving effect to any accrued but unpaid dividends that have been added to the liquidation preference of the Preferred Stock, and have the shared power to vote and direct the disposition of all such Preferred Stock, as well as any Common Stock into which it converts, in accordance with the relationships described in Item 2.

             In addition, in the ordinary course of the Reporting Person's business, CSFB LLC directly holds approximately 274,475 shares of Common Stock and options to purchase 110,000 shares of Common Stock in proprietary trading and investment accounts.

             As a result of the holdings of the Company's securities described above, the Reporting Person may be deemed to beneficially own indirectly approximately 6,309,475 shares of Common Stock, representing 3.01% of the outstanding shares of Common Stock."

             (ii) The information contained in Item 6 is hereby incorporated by reference.

             The response set forth in (c) of Item 5 of the Schedule 13D is hereby deleted and replaced by the following:

             "No transactions in the Shares or Preferred Stock have been effected since June 2, 2003 by the Reporting Person, CSFB LLC, CSFBI, CSFB-USA or the DLJ Entities, except that CSFB LLC has effectuated transactions in the shares of Common Stock in the ordinary course of their dealing business."

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             On July 31, 2003, the DLJ Funds, Allied, Apollo, Blackstone and Greenwich Street entered into an agreement (the "Exchange Agreement") pursuant to which each of the DLJ



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CUSIP No. 019589308                                            Page 4 of 7 Pages


Funds, Apollo, Blackstone and Greenwich will exchange all of their shares of Preferred Stock for shares of Allied Common Stock at the rate of 110.5 shares of Common Stock per share of Preferred Stock.

             As a result, pursuant to the Exchange Agreement and subject to consummation of the transaction contemplated thereby, the DLJ Funds will beneficially own, in the aggregate, 11,784,825 shares of Common Stock, and, in particular:

             (a) Partners II will receive 7,656,766 shares of Common Stock in exchange for 69,292 shares of Preferred Stock;

             (b) Partners II-A will receive 304,980 shares of Common Stock in exchange for 2,760 shares of Preferred Stock;

             (c) Diversified will receive 447,635.5 shares of Common Stock in exchange for 4,051 shares of Preferred Stock;

             (d) Diversified-A will receive 166,192 shares of Common Stock in exchange for 1,504 shares of Preferred Stock;

             (e) Millennium will receive 123,760 shares of Common Stock in exchange for 1,120 shares of Preferred Stock;

             (f) Millennium-A will receive 24,199.5 shares of Common Stock in exchange for 219 shares of Preferred Stock;

             (g) ESC will receive 14,696.5 shares of Common Stock in exchange for 133 shares of Preferred Stock;

             (h) Offshore II will receive 376,473.5 shares of Common Stock in exchange for 3,407 shares of Preferred Stock;

             (i) EAB will receive 34,365.5 shares of Common Stock in exchange for 311 shares of Preferred Stock;

             (j) ESC II will receive 1,624,902.5 shares of Common Stock in exchange for 14,705 shares of Preferred Stock; and

             (k) Funding II will receive 1,010,854 shares of Common Stock in exchange for 9,148 shares of Preferred Stock.

             Pursuant to the terms of the Exchange Agreement, the DLJ Funds will be restricted from selling the shares of Common Stock they receive in the transaction for one year subsequent to the closing.

             The transaction is subject to certain approvals, including approval by the Allied shareholders and the expiration or termination of any waiting periods under the Hart-Scott-



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CUSIP No. 019589308                                            Page 5 of 7 Pages

Rodino Antitrust Improvements Act of 1976, and other customary conditions. Each of the DLJ Funds, Apollo, Blackstone and Greenwich Street have agreed to vote in favor of the transaction.

             The description of the Exchange Agreement set forth above is Qualified in its entirety by reference to the Exchange Agreement, a copy of which has been filed as Exhibit 3 to this Statement and is incorporated herein by reference.

     Item 7. Material to be Filed as Exhibits.

Exhibit 3: Exchange Agreement, dated July 31, 2003, among Allied, the DLJ Funds, Greenwich Street, Apollo and Blackstone.




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CUSIP No. 019589308                                            Page 6 of 7 Pages
                                    SIGNATURE

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 4, 2003

                                     Credit Suisse First
                                     Boston, acting solely
                                     on behalf of the
                                     Credit Suisse First
                                     Boston business unit.


                                     By: /s/ Ivy Dodes
                                        ----------------------------------------
                                        Name:  Ivy Dodes
                                        Title: Managing Director




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CUSIP No. 019589308                                            Page 7 of 7 Pages

                                  EXHIBIT INDEX

Exhibit 3: Exchange Agreement, dated July 31, 2003, among Allied, the DLJ Funds, Greenwich Street, Apollo and Blackstone.



                                                                       EXHIBIT 3